[Poore Brothers, Inc. Letterhead]

VIA FEDERAL EXPRESS

April 21, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:                               Poore Brothers, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 1-14556

Filed April 10, 2006

Ladies and Gentlemen:

We are in receipt of Mr. H. Roger Schwall’s letter dated April 20, 2006 containing the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing. To respond to the Staff’s comment, Poore Brothers, Inc. (the “Company”) is filing concurrently with this letter and a letter from our counsel responding to the comment, Amendment No. 1 to our Preliminary Proxy Statement on Schedule 14A. In connection with our response to the Staff’s comment, the Company hereby acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact Christopher Stachowiak ((602) 640-9353) or Shelley Detwiller DiGiacomo ((602) 640-9358) of Osborn Maledon, P.A., our legal counsel.

Sincerely,

/s/ Eric Kufel

Eric Kufel
Chief Executive Officer